April 6, 2026

Lewis Silberman
Co-Chief Executive Officer
GSR V Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: GSR V Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted March 30, 2026
           CIK No. 0002111762
Dear Lewis Silberman:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Steven Stokdyk